United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                       TANGER FACTORY OUTLET CENTERS, INC.
                                (Name of Issuer)

                     COMMON SHARES, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   875465 10 6
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1 (b)
                  [ ]      Rule 13d-1 (c)
                  [X]      Rule 13d-1 (d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


                                       13G

CUSIP NO.             875465 10 6
                  -----------------

1.    Name of Reporting Person:

                  Stanley K. Tanger

2.    Check the Appropriate Box if a Member of a Group

                  (a) [ ] (b) [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization:

                 United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person with:

      5. Sole Voting Power:                  6,700,218

      6. Shared Voting Power:                    2,000

      7. Sole Dispositive Power:             6,700,218

      8. Shared Dispositive Power:               2,000

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

                  6,702,218

10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                    [ ]

11.   Percent of Class Represented by Amount in Row 9:

                  20.0%

12.   Type of Reporting Person:

                  IN



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




Item 1(a)         Name of Issuer:

                           Tanger Factory Outlet Centers, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                           3200 Northline Avenue, Suite 360
                           Greensboro, North Carolina  27408

Item 2(a)          Name of Person Filing:

                           Stanley K. Tanger

Item 2(b)         Address of Principal Business Office:

                           Tanger Factory Outlet Centers, Inc.
                           3200 Northline Avenue, Suite 360
                           Greensboro, North Carolina  27408

Item 2(c)         Citizenship:

                           United States

Item 2(d)         Title of Class of Securities:

                           Common Shares, $.01 par value

Item 2(e)         CUSIP Number:

                           875464 10 6

Item 3.           Not applicable

Item 4.           Ownership

                  (a) Amount Beneficially Owned: 6,702,218. Stanley K. Tanger owns 337,546 common shares of Tanger Factory Outlet Centers, Inc., including shares owned by Stanley K. Tanger's wife, and 20,000 exercisable options to buy Units of Tanger Properties Limited Partnership (which are convertible into 20,000 common shares of Tanger Factory Outlet Centers, Inc.). Tanger Family Limited Partnership is the holder of record of 278,062 common shares of Tanger Factory Outlet Centers, Inc. and 3,033,305 Units of Tanger Properties Limited Partnership, the operating partnership of Tanger Factory Outlet Centers, Inc. The 3,033,305 Units are convertible into 6,066,610 common shares of Tanger Factory Outlet Centers, Inc. Stanley K. Tanger is the sole general partner of Tanger Family Limited Partnership and may be deemed the beneficial owner of such partnership's holdings.

                  (b) Percent of Class: 20.0%


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



                  (c) Number of shares as to which such person has:

                     (i) sole power to vote or to direct the vote:                  6,700,218

                     (ii) shared power to vote or to direct the vote:                   2,000

                     (iii) sole power to dispose or to direct the disposition of:   6,700,218

                     (iv) shared power to dispose or to direct the disposition of:      2,000

Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group

                  Not applicable

Item 9.           Notice of Dissolution of Group

                  Not applicable

Item 10.          Certification

                  Not applicable

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2005
Date

_/s/  Stanley K. Tanger________
Signature

Stanley K. Tanger
----------------------------------------------
Name



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